UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2015 (Report No. 3)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K of Orckit Communications Ltd. (Under Temporary Liquidation) (the "Company") is hereby incorporated by reference into the Proxy Statement of the Company, dated June 17, 2015 (the "Proxy Statement"), relating to the Company's Extraordinary General Meeting of Shareholders scheduled to be held on June 28, 2015 (the "General Meeting"), which was filed by the Company with the Securities and Exchange Commission on June 17, 2015.

On June 25, 2015, the temporary liquidator of the Company, Adv. Lior Dagan (the "Temporary Liquidator"), received a letter on behalf of Mr. Izhak Tamir and May Patents Ltd. containing a proposal to be added to the agenda of the General Meeting (the "Proposal"). According to the Proposal, the Temporary Liquidator will perform a bidding procedure for the sale of (i) the Company as a public shell company following the arrangement among the Company and its creditors under Section 350 of the Israeli Companies Law, 5759-1999, and according to the terms and conditions of the arrangement as set forth in the Proxy Statement (the "Arrangement") and/or (ii) all of the Company's patents and patent applications. According to the Proposal, if the bidding procedure will not result in a higher bid than the bid proposed for the acquisition of the Company as a public shell company described in the Proxy Statement (the offer from Gali Lieberman and Adv. Victor Teshuva), then Mr. Tamir and May Patents Ltd. will acquire the Company as a public shell company for $150,000 in accordance with the rest of the terms and conditions of the Arrangement. An amended proxy card that shareholders may use to vote at the General Meeting, in accordance with the instructions set forth in the Proxy Statement, is attached hereto.

The General Meeting will be held as scheduled on June 28, 2015 at 4:00 p.m., Israel time, but due to the foregoing addition to the agenda, votes via proxy will be accepted until June 30, 2015 at 2:00 p.m., Israel time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: June 26, 2015	By:	/s/ Lior Dagan
Lior Dagan, Adv.
Temporary Liquidator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

Exhibit 99.1	Amended Proxy Card for Extraordinary General Meeting of Shareholders.